=============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM 11-K

(Mark One)
 ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal  year ended December 31, 1998

                                       OR

 (   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the transition period from                 to
                                         ---------------    ----------------

                       Commission file number    333-21399


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Willbros Employees' 401(k) Investment Plan
                        2431 East 61st Street, Suite 600
                             Tulsa, Oklahoma  74136









B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Willbros Group, Inc.
                             Dresdner Bank Building
                             50th Street, 8th Floor
                                P. O. Box 850048
                          Panama 5, Republic of Panama
                         Telephone No.: (50-7) 263-9282


=============================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Willbros Employees' 401(k) Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              WILLBROS EMPLOYEES' 401(k)
                              INVESTMENT PLAN







Date:  June 29, 1999          By:    /s/ Melvin F. Spreitzer
                                  ---------------------------------------

                                    Melvin F. Spreitzer
                                    Retirement Plans Committee

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                                    INDEX TO
                                    --------

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                 -----------------------------------------------


                                                                     Page
                                                                     ----

Independent Auditors' Report                                           4
----------------------------

Financial Statements:
--------------------

  Statements of Net Assets Available for Plan Benefits                 5

  Statements of Changes in Net Assets Available for Plan Benefits      6

  Notes to Financial Statements                                      7-15


Supplemental Schedules:
----------------------

  Line 27a - Schedule of Assets Held for Investment Purposes           16

  Line 27d - Schedule of Reportable Transactions                       17



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                          Independent Auditors' Report




The Retirement Plans Committee
Willbros USA, Inc.:


       We have audited the accompanying statements of net assets available for plan benefits of Willbros Employees' 401(k) Investment Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       As described in Note 6, the Plan merged with the investment plan of an affiliated entity effective March 1, 1997. Accordingly, the net assets available for Plan benefits were transferred from the affiliated plan.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   KPMG LLP

Tulsa, Oklahoma
June 11, 1999

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997


                                                         1998        1997
                                                     -----------  -----------

  Investments, at fair value:
     Specifically Directed Investment Fund           $ 6,824,887  $ 7,109,564
     The Janus Fund's Equity Option                            -    2,745,488
     FRTC Equity I Fund                                4,126,067            -
     Pacific Investment Management Company
      Total Return Fund                                        -      582,817
     FRTC Fixed Income I Fund                            877,497            -
     American Performance Cash Management Fund                 -      682,104
     Miller, Anderson & Sherrerd Balanced Fund                 -    3,224,215
     FRTC Global Balanced Fund                         3,168,373            -
     Westcore Midco Growth Fund Institutional
       Equity Fund                                             -    1,587,644
     FRTC Small Cap Fund                               1,484,723            -
     Warburg, Pincus International Equity Fund                 -      824,400
     FRTC All International Markets Fund                 786,953            -
     Federated Capital Preservation Fund                       -      173,557
     FRTC Investment Contract Fund                     1,093,773            -
     FRTC Balanced Income Fund                            18,281            -
     FRTC Domestic Conservative Balanced Fund             78,988            -
     FRTC Aggressive Balanced Fund                       288,055            -
     FRTC Global Equity Fund                             154,565            -
     Company Stock Fund                                  765,730      528,572
     Participant Loan Fund                               530,552      588,603
                                                     -----------  -----------
                                                      20,198,444   18,046,964

  Accrued investment income                                7,231       11,378

  Cash                                                    87,105       34,661
                                                     -----------  -----------

     Net assets available for plan benefits          $20,292,780  $18,093,003

                                                     ===========  ===========


                 See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     Years ended December 31, 1998 and 1997




                                                         1998        1997
                                                     -----------  -----------

Additions to net assets attributed to:
     Investment income:
       Net appreciation (depreciation) in fair
        value of investments                         $ 1,338,793  $  (343,842)
       Dividends                                         704,695    1,483,146
       Interest                                           96,850      181,932
                                                     -----------  -----------
                                                       2,140,338    1,321,236

     Transfer of assets from another plan                      -    5,823,405

     Contributions:
       Employer                                          781,321      689,194
       Participants                                    1,621,981    1,736,645
                                                     -----------  -----------
                                                       2,403,302    2,425,839
                                                     -----------  -----------
       Total additions                                 4,543,640    9,570,480

Deductions from net assets attributed to:
     Benefits paid to participants                     2,201,848      115,988
     Forfeitures                                          63,552        6,088
     Trustee and other fees                               78,463        4,955
                                                     -----------  -----------
       Total deductions                                2,343,863      127,031
                                                     -----------  -----------

       Net increase                                    2,199,777    9,443,449

Net assets available for plan benefits:
     Beginning of year                                18,093,003    8,649,554
                                                     -----------  -----------

     End of year                                     $20,292,780  $18,093,003
                                                     ===========  ===========





                 See accompanying notes to financial statements.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  Description of Plan

    The following description of the Willbros Employees' 401(k) Investment Plan (the "Plan"), formerly the Willbros USA, Inc. Employees' Investment Plan, provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions. Also, see
Note 6 regarding the Plan merger at March 1, 1997.

    General - The Plan is a defined contribution plan covering all Tulsa office full-time employees of Willbros USA, Inc., all Tulsa office full-time employees of Willbros Engineers, Inc., and all salaried employees of Willbros Energy Services Company (collectively the "Company") who have one year of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    Contributions - Participants may contribute, by payroll deductions, from 1% to 20% of their compensation to the Plan and allocate these amounts as deferred or taxable contributions. The Company may contribute an amount equal to 100% of each participant's contribution up to a maximum of 5% of their compensation. For the years ended December 31, 1998 and 1997, the Company was contributing up to 4% of participant's compensation in cash, or beginning March 1, 1997, if the participant so elected, up to 5% of compensation in Willbros Group, Inc. common stock.

    Participant Accounts - Each participant's account is credited with the participant's contributions and the Company contributions. At each valuation date, participants' accounts for each investment option are credited with their share of the net income and gains and charged with losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Under certain circumstances transfers of balances between plans may be made.

    Vesting - Participants are immediately vested in their voluntary contribution account and their salary reduction account plus actual earnings thereon. Vesting in the Company contribution account is based on years of service earned as follows: 3 years - 50%; 4 years - 75%; and 5 years - 100%.

    Forfeitures - The portion of a participant's employer contribution that is forfeited because of termination of employment before full vesting is applied to reduce the Company's future contributions.

    Payment of Plan Benefits - On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their accounts, or, if vested plan benefits exceed $3,500, defer distribution until age 70 is reached or death occurs.

    Participants who are age 55 may also withdraw their salary reduction accounts. Hardship withdrawals from salary reduction accounts before age 59-1/2 are also permitted under certain circumstances.

    Participant Loans - Participants may borrow from the Plan pursuant to
Section 408(b)(1) of ERISA. Loans to a participant may not exceed the lesser of 50% of the present value of the nonforfeitable accrued benefit of the participant, the balance of the participant's voluntary and salary reduction contribution accounts plus the vested portion of his or her Company contribution account, or $50,000. The minimum loan is $1,000.

    Loans are stated at cost, which approximates fair value.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan (Continued)

    Investment Options - Participants may direct investment of their funds to one or more of the following investment options:

       Option A:  Specifically Directed Investment Fund,

       Option B:  The Frank Russell Investment Contract Fund (previously the
                  American Performance Cash Management Fund and Federal Capital Preservation Fund until March 1, 1998),

       Option C:  The Frank Russell Fixed Income I Fund (previously the
                  Pacific Investment Management Company Total Return Fund until March 1, 1998),

       Option D:  The Frank Russell Balanced Income Fund,

       Option E:  The Frank Russell Domestic Conservative Balanced Fund,

       Option F:  The Frank Russell Global Balanced Fund (previously the
                  Miller, Anderson & Sherrerd Balanced Fund until
                  March 1, 1998),

       Option G:  The Frank Russell Aggressive Balanced Fund,

       Option H:  The Frank Russell Global Equity Fund,

       Option I:  The Frank Russell Equity I Fund (previously the Janus Fund's
                  Equity Option until March 1, 1998),

       Option J:  The Frank Russell All International Markets Fund
                  (previously the Warburg, Pincus International Equity Fund until March 1, 1998),

       Option K:  The Frank Russell Small Cap Fund (previously the Westcore
                  Midco Growth Fund Institutional until March 1, 1998),

       Option L:  Willbros Group, Inc. Common Stock.

2.  Summary of Significant Accounting Policies

    Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    Administrative Expenses - Administrative expenses of the Plan (except transaction fees for Option A participants and wire fees for sales of Option I) are paid by the Company.

    Net Assets Available for Plan Benefits - Net assets available for plan benefits include benefits payable to current participants and those who have withdrawn from the Plan. The annual information return filed with the Internal Revenue Service (Form 5500) requires amounts due to participants who have withdrawn from the Plan to be stated as a liability and a distribution. There were no such benefits payable at December 31, 1998 and 1997.

    Investments - Investments are held in pooled trust funds and mutual funds and are stated at the Plan's proportionate share of the fair value of the holdings of the pooled trust funds. If available, quoted market prices are used to value investments in mutual funds and other securities. The difference between the current value and the historical cost is reflected as net appreciation and depreciation. Purchases and sales of investments are recorded on a trade date basis, except as explained in Note 5.

3.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS


4.  Tax Status

    The Plan was established January 1, 1976 under the provisions of ERISA. The Internal Revenue Service has determined that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and that the Plan is exempt from federal income taxes under Section 501(a) which provides that earned income is taxable only upon distribution thereof. A favorable determination letter covering the Plan has been received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently operated within the applicable requirements of the IRC.

5.  Investments

    The Plan's investments and cash are held by BancOklahoma Trust Company and administered under a trust agreement with the Company. The Plan's investment options are managed by Frank Russell Trust Company, which has full discretionary authority for purchase and sale of investments not specifically directed by participants within the approved Plan options; however, the Retirement Plans Committee for the Plan retains the right to change the options available to participants.

    The following table presents the fair values of investments at December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets are separately identified.







                                                               1998
                                                     ------------------------
                                                       No. of
                                                       Shares/
                                                      Loans or
                                                      Principal      Fair
                                                      Amount ($)     Value
                                                     -----------  -----------

  Specifically Directed Investment Fund:
     Others                                          N/A          $ 6,824,887
  The Janus Fund's Equity Option                               -            -
  FRTC Equity I Fund                                     115,826    4,126,067
  Pacific Investment Management Company
   Total Return Fund                                           -            -
  FRTC Fixed Income I Fund                                52,407      877,497
  American Performance Cash
   Management Fund                                             -            -
  Miller, Anderson & Sherrerd Balanced Fund                    -            -
  FRTC Global Balanced Fund                              124,226    3,168,373
  Westcore Midco Growth Fund Institutional
   Equity Fund                                                 -            -
  FRTC Small Cap Fund                                    102,572    1,484,723
  Warburg, Pincus International Equity Fund                    -            -
  FRTC All International Markets Fund                     42,469      786,953
  Federated Capital Preservation Fund                          -            -
  FRTC Investment Contract Fund                           52,291    1,093,773
  FRTC Balanced Income Fund                                1,464       18,281
  FRTC Domestic Conservative Balanced Fund                 4,126       78,988
  FRTC Aggressive Balanced Fund                           19,213      288,055
  FRTC Global Equity Fund                                  5,391      154,565
  Company Stock Fund                                     137,647      765,730
  Participant Loan Fund                                      115      530,552
                                                                  -----------
                                                                  $20,198,444
                                                                  ===========










                                                               1997
                                                     ------------------------
                                                       No. of
                                                       Shares/
                                                      Loans or
                                                      Principal      Fair
                                                      Amount ($)     Value
                                                     -----------  -----------

  Specifically Directed Investment Fund:
     Others                                          N/A          $ 7,109,564
  The Janus Fund's Equity Option                         110,261    2,745,488
  FRTC Equity I Fund                                           -            -
  Pacific Investment Management Company
   Total Return Fund                                      54,983      582,817
  FRTC Fixed Income I Fund                                     -            -
  American Performance Cash
   Management Fund                                       682,104      682,104
  Miller, Anderson & Sherrerd Balanced Fund              242,970    3,224,215
  FRTC Global Balanced Fund                                    -            -
  Westcore Midco Growth Fund Institutional
   Equity Fund                                            80,755    1,587,644
  FRTC Small Cap Fund                                          -            -
  Warburg, Pincus International Equity Fund               48,466      824,400
  FRTC All International Markets Fund                          -            -
  Federated Capital Preservation Fund                     17,356      173,557
  FRTC Investment Contract Fund                                -            -
  FRTC Balanced Income Fund                                    -            -
  FRTC Domestic Conservative Balanced Fund                     -            -
  FRTC Aggressive Balanced Fund                                -            -
  FRTC Global Equity Fund                                      -            -
  Company Stock Fund                                      32,796      528,572
  Participant Loan Fund                                      112      588,603
                                                                  -----------
                                                                  $18,046,964
                                                                  ===========

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS


5.  Investments (Continued)

    The following schedule presents the net appreciation (depreciation) in fair value for each investment option for the years ended December 31, 1998 and 1997:



                                                          1998        1997
                                                       ----------  ----------

     Specifically Directed Investment Fund             $  495,320  $  430,997
     The Janus Fund's Equity Option                             -     288,174
     FRTC Equity I Fund                                   870,650           -
     Pacific Investment Management Company
       Total Return Fund                                        -       8,529
     FRTC Fixed Income I Fund                              71,132           -
     American Performance Cash Management Fund                  -           -
     Miller, Anderson & Sherrerd Balanced Fund                  -     (44,220)
     FRTC Global Balanced Fund                            479,344           -
     Westcore Midco Growth Fund Institutional
       Equity Fund                                              -    (710,557)
     FRTC Small Cap Fund                                   95,878           -
     Warburg, Pincus International Equity Fund                  -    (349,858)
     FRTC All International Markets Fund                   69,308           -
     Federated Capital Preservation Fund                        -         (12)
     FRTC Investment Contract Fund                         50,590           -
     FRTC Balanced Income Fund                                950           -
     FRTC Domestic Conservative Balanced Fund               7,256           -
     FRTC Aggressive Balanced Fund                         20,405           -
     FRTC Global Equity Fund                                9,721           -
     Company Stock Fund                                  (831,761)     33,105
                                                       ----------  ----------
                                                       $1,338,793  $ (343,842)
                                                       ==========  ==========

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS


5.  Investments (Continued)

    The following schedule presents investments held by option at December 31, 1998:


                                                         Option
                                           ----------------------------------
                                                A           B           C
                                           ----------  ----------  ----------

1998
----

Investments, at fair value:
 Specifically Directed Investment Fund     $6,824,887  $        -  $        -
 FRTC Investment Contract Fund                      -   1,093,773           -
 FRTC Fixed Income I Fund                           -           -     877,497
 FRTC Balanced Income Fund                          -           -           -
 FRTC Domestic Conservative Balanced Fund           -           -           -
 FRTC Global Balanced Fund                          -           -           -
 FRTC Aggressive Balanced Fund                      -           -           -
 FRTC Global Equity Fund                            -           -           -
 FRTC Equity I Fund                                 -           -           -
 FRTC All International Markets Fund                -           -           -
 FRTC Small Cap Fund                                -           -           -
 Company Stock Fund                                 -           -           -
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $6,824,887  $1,093,773  $  877,497
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                D           E           F
                                           ----------  ----------  ----------

1998
----

Investments, at fair value:
 Specifically Directed Investment Fund     $        -  $        -  $        -
 FRTC Investment Contract Fund                      -           -           -
 FRTC Fixed Income I Fund                           -           -           -
 FRTC Balanced Income Fund                     18,281           -           -
 FRTC Domestic Conservative Balanced Fund           -      78,988           -
 FRTC Global Balanced Fund                          -           -   3,168,373
 FRTC Aggressive Balanced Fund                      -           -           -
 FRTC Global Equity Fund                            -           -           -
 FRTC Equity I Fund                                 -           -           -
 FRTC All International Markets Fund                -           -           -
 FRTC Small Cap Fund                                -           -           -
 Company Stock Fund                                 -           -           -
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $   18,281  $   78,988  $3,168,373
                                           ==========  ==========  ==========


                                                         Option
                                           ----------------------------------
                                                G           H           I
                                           ----------  ----------  ----------

1998
----

Investments, at fair value:
 Specifically Directed Investment Fund     $        -  $        -  $        -
 FRTC Investment Contract Fund                      -           -           -
 FRTC Fixed Income I Fund                           -           -           -
 FRTC Balanced Income Fund                          -           -           -
 FRTC Domestic Conservative Balanced Fund           -           -           -
 FRTC Global Balanced Fund                          -           -           -
 FRTC Aggressive Balanced Fund                288,055           -           -
 FRTC Global Equity Fund                            -     154,565           -
 FRTC Equity I Fund                                 -           -   4,126,067
 FRTC All International Markets Fund                -           -           -
 FRTC Small Cap Fund                                -           -           -
 Company Stock Fund                                 -           -           -
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $  288,055  $  154,565  $4,126,067
                                           ==========  ==========  ==========


                                                         Option
                                           ----------------------------------
                                                J           K           L
                                           ----------  ----------  ----------

1998
----

Investments, at fair value:
 Specifically Directed Investment Fund     $        -  $        -  $        -
 FRTC Investment Contract Fund                      -           -           -
 FRTC Fixed Income I Fund                           -           -           -
 FRTC Balanced Income Fund                          -           -           -
 FRTC Domestic Conservative Balanced Fund           -           -           -
 FRTC Global Balanced Fund                          -           -           -
 FRTC Aggressive Balanced Fund                      -           -           -
 FRTC Global Equity Fund                            -           -           -
 FRTC Equity I Fund                                 -           -           -
 FRTC All International Markets Fund          786,953           -           -
 FRTC Small Cap Fund                                -   1,484,723           -
 Company Stock Fund                                 -           -     765,730
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $  786,953  $1,484,723  $  765,730
                                           ==========  ==========  ==========


                                                         Loan
                                                         Fund        Total
                                                      ----------  -----------

1998
----

Investments, at fair value:
 Specifically Directed Investment Fund                $        -  $ 6,824,887
 FRTC Investment Contract Fund                                 -    1,093,773
 FRTC Fixed Income I Fund                                      -      877,497
 FRTC Balanced Income Fund                                     -       18,281
 FRTC Domestic Conservative Balanced Fund                      -       78,988
 FRTC Global Balanced Fund                                     -    3,168,373
 FRTC Aggressive Balanced Fund                                 -      288,055
 FRTC Global Equity Fund                                       -      154,565
 FRTC Equity I Fund                                            -    4,126,067
 FRTC All International Markets Fund                           -      786,953
 FRTC Small Cap Fund                                           -    1,484,723
 Company Stock Fund                                            -      765,730
 Participant Loan Fund                                   530,552      530,552
                                                      ----------  -----------

   Total Investments                                  $  530,552  $20,198,444
                                                      ==========  ===========

                   WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS


5.  Investments (Continued)

    The following schedule presents investments held by option at December 31, 1997:


                                                         Option
                                           ----------------------------------
                                                A           B           C
                                           ----------  ----------  ----------

1997
----

Investments, at fair value:
 Specifically Directed Investment Fund     $7,109,564  $        -  $        -
 American Performance Cash
  Management Fund                                   -     682,104           -
 Federated Capital Preservation Fund                -     173,557           -
 Pacific Investment Management Company
  Total Return Fund                                 -           -     582,817
 Miller, Anderson & Sherrerd
  Balanced Fund                                     -           -           -
 The Janus Fund's Equity Option                     -           -           -
 Warburg, Pincus International
  Equity Fund                                       -           -           -
 Westcore Midco Growth Fund
  Institutional                                     -           -           -
 Company Stock Fund                                 -           -           -
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $7,109,564  $  855,661  $  582,817
                                           ==========  ==========  ==========




                                                         Option
                                           ----------------------------------
                                                D           E           F
                                           ----------  ----------  ----------

1997
----

Investments, at fair value:
 Specifically Directed Investment Fund     $        -  $        -  $        -
 American Performance Cash
  Management Fund                                   -           -           -
 Federated Capital Preservation Fund                -           -           -
 Pacific Investment Management Company
  Total Return Fund                                 -           -           -
 Miller, Anderson & Sherrerd
  Balanced Fund                                     -           -   3,224,215
 The Janus Fund's Equity Option                     -           -           -
 Warburg, Pincus International
  Equity Fund                                       -           -           -
 Westcore Midco Growth Fund
  Institutional                                     -           -           -
 Company Stock Fund                                 -           -           -
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $        -  $        -  $3,224,215
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                G           H           I
                                           ----------  ----------  ----------

1997
----

Investments, at fair value:
 Specifically Directed Investment Fund     $        -  $        -  $        -
 American Performance Cash
  Management Fund                                   -           -           -
 Federated Capital Preservation Fund                -           -           -
 Pacific Investment Management Company
  Total Return Fund                                 -           -           -
 Miller, Anderson & Sherrerd
  Balanced Fund                                     -           -           -
 The Janus Fund's Equity Option                     -           -   2,745,488
 Warburg, Pincus International
  Equity Fund                                       -           -           -
 Westcore Midco Growth Fund
  Institutional                                     -           -           -
 Company Stock Fund                                 -           -           -
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $        -  $        -  $2,745,488
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                J           K           L
                                           ----------  ----------  ----------

1997
----

Investments, at fair value:
 Specifically Directed Investment Fund     $        -  $        -  $        -
 American Performance Cash
  Management Fund                                   -           -           -
 Federated Capital Preservation Fund                -           -           -
 Pacific Investment Management Company
  Total Return Fund                                 -           -           -
 Miller, Anderson & Sherrerd
  Balanced Fund                                     -           -           -
 The Janus Fund's Equity Option                     -           -           -
 Warburg, Pincus International
  Equity Fund                                 824,400           -           -
 Westcore Midco Growth Fund
  Institutional                                     -   1,587,644           -
 Company Stock Fund                                 -           -     528,572
 Participant Loan Fund                              -           -           -
                                           ----------  ----------  ----------

   Total Investments                       $  824,400  $1,587,644  $  528,572
                                           ==========  ==========  ==========




                                                         Loan
                                                         Fund        Total
                                                      ----------  -----------

1997
----

Investments, at fair value:
 Specifically Directed Investment Fund                $        -  $ 7,109,564
 American Performance Cash Management Fund                     -      682,104
 Federated Capital Preservation Fund                           -      173,557
 Pacific Investment Management Company
  Total Return Fund                                            -      582,817
 Miller, Anderson & Sherrerd Balanced Fund                     -    3,224,215
 The Janus Fund's Equity Option                                -    2,745,488
 Warburg, Pincus International Equity Fund                     -      824,400
 Westcore Midco Growth Fund Institutional                      -    1,587,644
 Company Stock Fund                                            -      528,572
 Participant Loan Fund                                   588,603      588,603
                                                      ----------  -----------

   Total Investments                                  $  588,603  $18,046,964
                                                      ==========  ===========

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS


5.  Investments (Continued)

    The following schedule presents the changes in net assets available for plan benefits by investment option for the year ended December 31, 1998. These amounts are reported on a trade date basis, except where such information was not available. In those instances, the information is reported on a settlement date basis.


                                                         Option
                                           ----------------------------------
                                                A           B           C
                                           ----------  ----------  ----------

                                                                   <c
Net assets available for plan benefits
 at December 31, 1997                      $7,132,150  $  879,114  $  582,817

Investment income:
  Net appreciation (depreciation)
   in fair value of investments               495,320      50,590      71,132
  Dividends                                   151,513       5,021           -
  Interest                                     34,810       6,752       5,582
Employer contributions                         13,775      33,564      16,648
Participant contributions                     118,985      88,283      50,669
Benefits paid to participants                (945,988)   (203,412)     (5,818)
Loans to participants                          (2,339)    (49,346)     (3,406)
Reinvestment of loan payments                  21,826      14,443       8,469
Forfeitures                                         -      (1,930)     (1,297)
Trustee and other fees                         (8,584)     (5,770)     (4,828)
Transfers                                    (179,346)    363,565     157,529
Transfers of assets from another plan               -           -           -
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1998                      $6,832,122  $1,180,874  $  877,497
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                D           E           F
                                           ----------  ----------  ----------

                                                                   <c)
Net assets available for plan benefits
 at December 31, 1997                      $        -  $        -  $3,224,215

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                   950       7,256     479,344
  Dividends                                         -           -           -
  Interest                                          -           -           -
Employer contributions                          1,794       1,964      93,424
Participant contributions                       2,937       6,369     265,818
Benefits paid to participants                  (2,603)     (1,351)   (445,704)
Loans to participants                               -           -     (80,044)
Reinvestment of loan payments                   3,658         730      83,866
Forfeitures                                       (67)          -      (8,231)
Trustee and other fees                           (116)       (447)    (18,672)
Transfers                                      11,728      64,467    (425,643)
Transfers of assets from another plan               -           -           -
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1998                      $   18,281  $   78,988  $3,168,373
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                G           H           I
                                           ----------  ----------  ----------

                                                                   <c)
Net assets available for plan benefits
 at December 31, 1997                      $        -  $        -  $2,745,488

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                20,405       9,721     870,650
  Dividends                                         -           -     548,149
  Interest                                          -           -           -
Employer contributions                         12,839       7,158     145,516
Participant contributions                      81,399      27,354     482,812
Benefits paid to participants                 (25,510)        (30)   (325,862)
Loans to participants                            (171)     (2,145)    (68,433)
Reinvestment of loan payments                   4,571       6,334      88,290
Forfeitures                                    (5,759)        (30)    (14,088)
Trustee and other fees                         (1,491)       (737)    (24,030)
Transfers                                     201,772     106,940    (322,425)
Transfers of assets from another plan               -           -           -
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1998                      $  288,055  $  154,565  $4,126,067
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                J           K           L
                                           ----------  ----------  ----------

                                                                   <c)
Net assets available for plan benefits
 at December 31, 1997                      $  824,400  $1,587,644  $  528,572

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                69,308      95,878    (831,761)
  Dividends                                         -          12           -
  Interest                                          -           -           -
Employer contributions                         34,635      63,866     356,138
Participant contributions                     157,887     228,362     111,106
Benefits paid to participants                 (40,479)   (133,728)    (18,206)
Loans to participants                         (11,588)    (46,464)    (21,003)
Reinvestment of loan payments                  35,497      53,988      17,867
Forfeitures                                    (3,476)    (13,128)    (15,546)
Trustee and other fees                         (4,564)     (9,224)          -
Transfers                                    (274,667)   (342,483)    638,563
Transfers of assets from another plan               -           -           -
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1998                      $  786,953  $1,484,723  $  765,730
                                           ==========  ==========  ==========




                                                         Loan
                                                         Fund        Total
                                                      ----------  -----------

Net assets available for plan benefits
 at December 31, 1997                                 $  588,603  $18,093,003

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                                -    1,338,793
  Dividends                                                    -      704,695
  Interest                                                49,706       96,850
Employer contributions                                         -      781,321
Participant contributions                                      -    1,621,981
Benefits paid to participants                            (53,157)  (2,201,848)
Loans to participants                                    284,939            -
Reinvestment of loan payments                           (339,539)           -
Forfeitures                                                    -      (63,552)
Trustee and other fees                                         -      (78,463)
Transfers                                                      -            -
Transfers of assets from another plan                          -            -
                                                      ----------  -----------
Net assets available for plan benefits
 at December 31, 1998                                 $  530,552  $20,292,780
                                                      ==========  ===========

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS


5.  Investments (Continued)

    The following schedule presents the changes in net assets available for plan benefits by investment option for the year ended
December 31, 1997. These amounts are reported on a trade date basis, except where such information was not available. In those instances, the information is reported on a settlement date basis.


                                                         Option
                                           ----------------------------------
                                                A           B           C
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1996                      $6,051,642  $  115,837  $  327,384

Investment income:
  Net appreciation (depreciation)
   in fair value of investments               430,997         (12)      8,529
  Dividends                                   310,023       5,761           -
  Interest                                     58,515      37,256      43,241
Employer contributions                         45,948      33,219      14,180
Participant contributions                     352,827     135,472      34,728
Benefits paid to participants                  (8,475)          -      (2,571)
Loans to participants                         (67,000)   (138,039)     (3,748)
Reinvestment of loan payments                  17,744      23,245       6,207
Forfeitures                                         -      (2,654)          -
Trustee and other fees                         (1,290)          -           -
Transfers                                     (58,781)    184,258     (32,581)
Transfers of assets from another plan               -     484,771     187,448
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1997                      $7,132,150  $  879,114  $  582,817
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                D           E           F
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1996                      $        -  $        -  $  841,088

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                     -           -     (44,220)
  Dividends                                         -           -     503,062
  Interest                                          -           -           -
Employer contributions                              -           -     116,162
Participant contributions                           -           -     335,776
Benefits paid to participants                       -           -     (76,338)
Loans to participants                               -           -     (90,685)
Reinvestment of loan payments                       -           -      80,726
Forfeitures                                         -           -        (960)
Trustee and other fees                              -           -         230
Transfers                                           -           -    (111,934)
Transfers of assets from another plan               -           -   1,671,308
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1997                      $        -  $        -  $3,224,215
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                G           H           I
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1996                      $        -  $        -  $  587,193

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                     -           -     288,174
  Dividends                                         -           -     157,984
  Interest                                          -           -           -
Employer contributions                              -           -     146,331
Participant contributions                           -           -     399,346
Benefits paid to participants                       -           -      (8,982)
Loans to participants                               -           -     (64,481)
Reinvestment of loan payments                       -           -     156,799
Forfeitures                                         -           -      (2,075)
Trustee and other fees                              -           -      (4,129)
Transfers                                           -           -    (366,570)
Transfers of assets from another plan               -           -   1,455,898
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1997                      $        -  $        -  $2,745,488
                                           ==========  ==========  ==========



                                                         Option
                                           ----------------------------------
                                                J           K           L
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1996                      $  149,302  $  407,743  $        -

Investment income:
  Net appreciation (depreciation)
   in fair value of investments              (349,858)   (710,557)     33,105
  Dividends                                   366,385     139,931           -
  Interest                                          -           -           -
Employer contributions                         45,748      88,742     198,864
Participant contributions                     139,165     261,984      77,347
Benefits paid to participants                  (8,700)    (10,922)          -
Loans to participants                         (25,476)    (44,901)     (6,670)
Reinvestment of loan payments                  36,849      55,381      18,797
Forfeitures                                       (79)          -        (320)
Trustee and other fees                            234           -           -
Transfers                                    (163,280)    341,439     207,449
Transfers of assets from another plan         634,110   1,058,804           -
                                           ----------  ----------  ----------

Net assets available for plan benefits
 at December 31, 1997                      $  824,400  $1,587,644  $  528,572
                                           ==========  ==========  ==========





                                                         Loan
                                                         Fund        Total
                                                      ----------  -----------

Net assets available for plan benefits
 at December 31, 1996                                 $  169,365  $ 8,649,554

Investment income:
  Net appreciation (depreciation)
   in fair value of investments                                -     (343,842)
  Dividends                                                    -    1,483,146
  Interest                                                42,920      181,932
Employer contributions                                         -      689,194
Participant contributions                                      -    1,736,645
Benefits paid to participants                                  -     (115,988)
Loans to participants                                    441,000            -
Reinvestment of loan payments                           (395,748)           -
Forfeitures                                                    -       (6,088)
Trustee and other fees                                         -       (4,955)
Transfers                                                      -            -
Transfers of assets from another plan                    331,066    5,823,405
                                                      ----------  -----------

Net assets available for plan benefits
 at December 31, 1997                                 $  588,603  $18,093,003
                                                      ==========  ===========

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN


                     NOTES TO FINANCIAL STATEMENTS


6.  Plan Merger

    Effective March 1, 1997, the Willbros USA, Inc. Employees'
Investment Plan ("WUSA Plan") was merged with the investment plan of an affiliated company, Willbros Engineers, Inc. Employees' Investment Plan ("WEI Plan"), and the combined plan was renamed Willbros
Employees' 401(k) Investment Plan.

    Also effective March 1, 1997, the Plan added Willbros Group, Inc. common stock as an investment option. In addition, at the participant's option, the Company's matching contribution may be made either in cash or Willbros Group, Inc. common stock. Willbros Group, Inc. is the parent company of Willbros USA, Inc. and Willbros
Engineers, Inc.

    The net assets available for plan benefits that were transferred from the WEI Plan were $5,823,405.

7.  Year 2000 (unaudited)

    The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that are used and to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any material adverse effect on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

                              SCHEDULE 1

              WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN
      LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1998



                  Identity of
               Issuer, Borrower,
Party-in-         Lessor, or        Description of                  Current
interest (*)     Similar Party        Investment          Cost       Value
------------   -----------------  ------------------  ----------- -----------

              Specifically        Funds invested in
               Directed            various equity and
               Investment          interest-bearing
               Fund                securities at the
                                   direction of
                                   individual
                                   participants       $ 6,238,144 $ 6,824,887

              Frank Russell       Equity mutual fund
               Trust Company       invested in
               Equity I Fund       common stocks        3,643,769   4,126,067

              Frank Russell       Fixed income
               Trust Company       mutual fund
               Fixed Income I      invested in U.S.
               Fund                government bond,
                                   U.S. government
                                   agency, corporate,
                                   and mortgage-
                                   related bonds          832,000     877,497

              Frank Russell       Pooled fund
               Trust Company       invested in other
               Global              various equity and
               Balanced Fund       interest-bearing
                                   pooled funds         2,899,589   3,168,373

              Frank Russell       Aggressive equity
               Trust Company       fund invested
               Small Cap Fund      in common stocks     1,465,126   1,484,723

              Frank Russell       Mutual fund
               Trust Company       invested in
               All International   international
               Markets Funds       equity investments     822,983     786,953

              Frank Russell       Mutual fund
               Trust Company       invested in
               Investment          guaranteed
               Contract Fund       investment
                                   contracts            1,057,932   1,093,773

              Frank Russell       Mutual fund
               Trust Company       invested in U.S.
               Balanced            common stocks
               Income Fund         and bonds               17,319      18,281

              Frank Russell       Mutual fund
               Trust Company       invested in U.S.
               Domestic            common stocks
               Conservative        and bonds
               Balanced Fund                               72,044      78,988

              Frank Russell       Aggressive equity
               Trust Company       fund invested in
               Aggressive          U.S. and non-U.S.
               Balanced Fund       common stocks          268,648     288,055

              Frank Russell       Mutual fund
               Trust Company       invested in U.S.
               Global Equity       and non-U.S.
               Fund                common stocks          144,497     154,565

   *          Company Stock       Unitized fund in
               Fund                Willbros Group,
                                   Inc. common stock    1,599,004     765,730


   *          Participant         Loans extended to
               Loan Fund           participants
                                   maturing in less
                                   than 5 years with
                                   interest rates
                                   ranging from 6%
                                   to 9%                  530,552     530,552
                                                      ----------- -----------

                                                      $19,591,607 $20,198,144
                                                      =========== ===========

                                   16



                           SCHEDULE 2
           WILLBROS EMPLOYEES' 401(k) INVESTMENT PLAN
         LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                  Year ended December 31, 1998




Identity
   of
 Party                                                  Purchase    Selling
Involved (1)         Description of Asset                Price       Price
------------         --------------------              ----------  ----------

              The Janus Fund's Equity Option           $1,027,911  $        -
              The Janus Fund's Equity Option                    -   3,624,359
              The Janus Fund's Equity Option                    -   4,530,125
              Frank Russell Trust Company
                Equity I Fund                           3,624,359           -
              Frank Russell Trust Company
                Equity I Fund                           5,024,695           -
              Frank Russell Trust Company
                Equity I Fund                                   -   1,169,513
              Frank Russell Trust Company
                Fixed Income I Fund                     1,143,353           -
              Frank Russell Trust Company
                Fixed Income I Fund                             -     219,259
              American Performance Cash
                Management Fund                         4,490,111           -
              American Performance Cash
                Management Fund                                 -   4,830,830
              Miller, Anderson & Sherrerd
                Balanced Fund                             326,270           -
              Miller, Anderson & Sherrerd
                Balanced Fund                                   -   3,285,037
              Miller, Anderson & Sherrerd
                Balanced Fund                                   -   4,140,142
              Frank Russell Trust Company
                Global Balanced Fund                    3,285,037           -
              Frank Russell Trust Company
                Global Balanced Fund                    4,067,569           -
              Frank Russell Trust Company
                Global Balanced Fund                            -   1,039,455
              Westcore Midco Growth Fund
                Institutional Equity Fund                  58,781           -
              Westcore Midco Growth Fund
                Institutional Equity Fund                       -   1,596,594
              Westcore Midco Growth Fund
                Institutional Equity Fund                       -   1,843,092
              Frank Russell Trust Company
                Small Cap Fund                          1,596,594           -
              Frank Russell Trust Company
                Small Cap Fund                          2,088,615           -
              Frank Russell Trust Company
                Small Cap Fund                                  -     601,968
              Warburg, Pincus International
                Equity Fund                                44,737           -
              Warburg, Pincus International
                Equity Fund                                     -   1,231,150
              Frank Russell Trust Company
                All International
                Markets Fund                            1,028,069           -
              Frank Russell Trust Company
                All International
                Markets Fund                                    -     251,300
              Frank Russell Trust Company
                Investment Contract Fund                1,158,600           -
              Frank Russell Trust Company
                Investment Contract Fund                1,960,741           -
              Frank Russell Trust Company
                Investment Contract Fund                        -     817,373
              Willbros Common Stock Fund                2,163,586           -
              Willbros Common Stock Fund                        -     159,669

(1)  All transactions involved BancOklahoma Trust Company, the trustee.




  Identity                                                         Expense
     of                                                            Incurred
   Party                                                Lease        With
Involved (1)         Description of Asset               Rental    Transaction
------------         --------------------             ----------  -----------

              The Janus Fund's Equity Option          $        -  $         -
              The Janus Fund's Equity Option                   -            -
              The Janus Fund's Equity Option                   -            -
              Frank Russell Trust Company
                Equity I Fund                                  -            -
              Frank Russell Trust Company
                Equity I Fund                                  -            -
              Frank Russell Trust Company
                Equity I Fund                                  -            -
              Frank Russell Trust Company
                Fixed Income I Fund                            -            -
              Frank Russell Trust Company
                Fixed Income I Fund                            -            -
              American Performance Cash
                Management Fund                                -            -
              American Performance Cash
                Management Fund                                -            -
              Miller, Anderson & Sherrerd
                Balanced Fund                                  -            -
              Miller, Anderson & Sherrerd
                Balanced Fund                                  -            -
              Miller, Anderson & Sherrerd
                Balanced Fund                                  -            -
              Frank Russell Trust Company
                Global Balanced Fund                           -            -
              Frank Russell Trust Company
                Global Balanced Fund                           -            -
              Frank Russell Trust Company
                Global Balanced Fund                           -            -
              Westcore Midco Growth Fund
                Institutional Equity Fund                      -            -
              Westcore Midco Growth Fund
                Institutional Equity Fund                      -            -
              Westcore Midco Growth Fund
                Institutional Equity Fund                      -            -
              Frank Russell Trust Company
                Small Cap Fund                                 -            -
              Frank Russell Trust Company
                Small Cap Fund                                 -            -
              Frank Russell Trust Company
                Small Cap Fund                                 -            -
              Warburg, Pincus International
                Equity Fund                                    -            -
              Warburg, Pincus International
                Equity Fund                                    -            -
              Frank Russell Trust Company
                All International
                Markets Fund                                   -            -
              Frank Russell Trust Company
                All International
                Markets Fund                                   -            -
              Frank Russell Trust Company
                Investment Contract Fund                       -            -
              Frank Russell Trust Company
                Investment Contract Fund                       -            -
              Frank Russell Trust Company
                Investment Contract Fund                       -            -
              Willbros Common Stock Fund                       -            -
              Willbros Common Stock Fund                       -            -


(1)  All transactions involved BancOklahoma Trust Company, the trustee.



Identify                                               Current
  of                                                   Value of
 Party                                                 Asset on       Net
Involved                                   Cost of    Transaction   Gain or
  (1)          Description of Asset         Asset        Date        (Loss)
--------       --------------------      -----------  -----------  ----------

         The Janus Fund's Equity Option  $ 1,027,911  $ 1,027,911  $        -
         The Janus Fund's Equity Option    3,196,017    3,624,359     428,342
         The Janus Fund's Equity Option    4,031,578    4,530,125     498,547
         Frank Russell Trust Company
           Equity I Fund                   3,624,359    3,624,359           -
         Frank Russell Trust Company
           Equity I Fund                   5,024,695    5,024,695           -
         Frank Russell Trust Company
           Equity I Fund                   1,151,561    1,169,513      17,952
         Frank Russell Trust Company
           Fixed Income I Fund             1,143,353    1,143,353           -
         Frank Russell Trust Company
           Fixed Income I Fund               213,173      219,259       6,086
         American Performance Cash
           Management Fund                 4,490,111    4,490,111           -
         American Performance Cash
           Management Fund                 4,830,830    4,830,830           -
         Miller, Anderson & Sherrerd
           Balanced Fund                     326,270      326,270           -
         Miller, Anderson & Sherrerd
           Balanced Fund                   3,027,469    3,285,037     257,568
         Miller, Anderson & Sherrerd
           Balanced Fund                   3,829,562    4,140,142     310,580
         Frank Russell Trust Company
           Global Balanced Fund            3,285,037    3,285,037           -
         Frank Russell Trust Company
           Global Balanced Fund            4,067,569    4,067,569           -
         Frank Russell Trust Company
           Global Balanced Fund            1,018,168    1,039,455      21,287
         Westcore Midco Growth Fund
           Institutional Equity Fund          58,781       58,781           -
         Westcore Midco Growth Fund
           Institutional Equity Fund       1,456,349    1,596,594     140,245
         Westcore Midco Growth Fund
           Institutional Equity Fund       1,686,672    1,843,092     156,420
         Frank Russell Trust Company
           Small Cap Fund                  1,596,594    1,596,594           -
         Frank Russell Trust Company
           Small Cap Fund                  2,088,615    2,088,615           -
         Frank Russell Trust Company
           Small Cap Fund                    623,489      601,968     (21,521)
         Warburg, Pincus International
           Equity Fund                        44,737       44,737           -
         Warburg, Pincus International
           Equity Fund                     1,306,234    1,231,150     (75,084)
         Frank Russell Trust Company
           All International
           Markets Fund                    1,028,069    1,028,069           -
         Frank Russell Trust Company
           All International
           Markets Fund                      273,239      251,300     (21,939)
         Frank Russell Trust Company
           Investment Contract Fund        1,158,600    1,158,600           -
         Frank Russell Trust Company
           Investment Contract Fund        1,960,741    1,960,741           -
         Frank Russell Trust Company
           Investment Contract Fund          802,809      817,373      14,564
         Willbros Common Stock Fund        2,163,586    2,163,586           -
         Willbros Common Stock Fund          190,167      159,669     (30,498)


(1)  All transactions involved BancOklahoma Trust Company, the trustee.


                          EXHIBIT INDEX
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     EXHIBIT
     NUMBER                  EXHIBIT
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       23          Independent Auditors' Consent